Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended	Fiscal Year Ended December 31,
	March 31, 2014	2013	2012	2011	2010	2009

Income (loss) before tax	$6,412	$11,080	$3,374	$(19,787)	$8,371	$33,257
Adjustments:
Interest expense	$1,152	$4,599	$4,634	$4,631	$4,598	$4,602
Interest component of rental expense (1)	$185	$750	$782	$668	$597	$615
Noncontrolling interest	$-	$-	$(498)	$(89)	$(162)	$(80)
Income (loss) before tax as adjusted	$7,749	$16,429	$8,291	$(14,577)	$13,404	$38,394

Fixed Charges:
Interest expense	$1,152	$4,599	$4,634	$4,631	$4,598	$4,602
Interest component of rental expense (1)	$185	$750	$782	$668	$597	$615
Total fixed charges	$1,337	$5,349	$5,416	$5,299	$5,195	$5,217

Ratio of earnings to fixed charges	5.80	3.07	1.53	*	2.58	7.36

(1) Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

* Earnings for the fiscal year ended December 31, 2011 were inadequate to cover fixed charges.  The coverage deficiency was $19.9 million.